Authorization of Indirect Collection of Personal Information for Distributions in Ontario

Item 9:	If a distribution is made to one or more individuals in Ontario, include the attached “Authorization of Indirect Collection of Personal Information for Distribution in Ontario”. The “Authorization of Indirect Collection of Personal Information for Distributions in Ontario” is only required to be filed with the Ontario Securities Commission.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer/underwriter hereby confirms that each purchaser listed in Schedule I of this report who is resident in Ontario

(a)	has been notified by the issuer/underwriter

(i)	of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

(ii)	that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii)	that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv)

of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission’s indirect collection of the information, and

(b)	has authorized the indirect collection of the information by the Ontario Securities Commission.

☑ The issuer/underwriter confirms the above

## Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: * June 20, 2016

Americas Silver Corporation
Name of the issuer (please print)*

| Peter McRae | SVP Corporate Affairs & Gen | 416-848-9503 |
|---|---|---|
| (name) * | (title) * | (phone number) * |

*Peter McRae*
Signature *

☑ I have been authorized to submit this form on behalf of the person signing the form

Print name and title the person submitting the form

| Sabina Delvecchio | Securities Law Clerk, Stikem |
|---|---|
| (name) * | (title) * |

**Item 10:** State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Same as above
☑

| Name * | Title * | Phone Number * |
|---|---|---|
| | | |

If available, you are requested to provide the Company Name and E-mail address of the person named above.

| Company Name | E-mail |
|---|---|
| | |

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

## Certificate